SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of May 9, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT
Schedule 10 - Notification of Major Interests in Shares
1 Name of company:
MERANT plc
2 Name of shareholder having a major interest:
Schroder Investment Management Limited
3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that
person's spouse or children under the age of 18:
Same as above
4 Name of registered holder(s) and, if more than one holder, the number of
shares held by each of them:
4,799,600 Schroder Nominees Limited
6,676,668 Chase Nominees Ltd for Schroder Unit Trusts Ltd
175,900 Schroder Executor and Trustee Company Limited
47,140 RBSTB Nominees Limited A/C AAUKPS
808,603 Mineworkers Pension Scheme (client)Nominees Limited A/C R 1,750,275 British Coal Superannuation Scheme (client) Nominees Limited A/C P
400,501 MSS Nominees Limited A/C 831286
202,000 RBSTB Nominees Limited A/C ECC
75,000 Nutraco Nominees Limited A/C GWPPMPS
707,000 Nortrust Nominees Limited
50,000 HSBC Bank International Limited A/C 10096301
583,100 Imperial Pensions Nominees Limited
147,002 Chase Manhattan Bank
458,000 MSS Nominees Limited A/C 809955
156,000 MSS Nominees Limited A/C 767412
1,250,000 Chase Nominees for Schroder Investment Management North
America Inc.
195,332 Chase Nominees for Schroder Hermes
5 Number of shares/amount of stock acquired:
6 Percentage of issued class:
7 Number of shares/amount of stock disposed:
8 Percentage of issued class:
9 Class of security:
2p Ordinary
10 Date of transaction:
11 Date company informed:
9 May 01
12 Total holding following this notification:
18,482,121
13 Total percentage holding of issued class following this notification:
13.69 %
14 Contact name for queries:
Philip Rosier
15 Contact telephone number:
01635-565583
16 Name of company official responsible for making notification:
Philip Rosier
17 Date of notification:
9 May 01
 Additional Information:
 NNNN
SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  May 9, 2001                By: /s/ Leo Millstein
                                 --------------------------------------
                                      Leo Millstein
					        Vice President & General Counsel